SO 3/23/05

SECURITII 05039873 ION

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SEC MAIL PROCESSING RECEIVED MAR - 8 2005 WASH. D.C. 213 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER

8-66125

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/26/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SG Americas Securities, LLC**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas

(No. and Street)

New York (City) **NY** (State) **10020** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Chen **212-278-5028**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) **New York** (City) **NY** (State) **10036** (Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 04 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/29/05

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Decicco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SG Americas Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- ☐ (g) Computation of Net Capital Under SEC Rule 15c3-1.
- ☐ (h) Statement Regarding Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of SG Americas Securities, LLC

We have audited the accompanying statement of financial condition of SG Americas Securities, LLC (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 23, 2005

SG Americas Securities, LLC

Statement of Financial Condition

December 31, 2004

(in thousands)

Assets		
Cash		$ 1,035
Cash segregated under Federal and other regulations		36,180
Securities owned, at fair value	$ 428,760	
Securities owned, pledged to creditors	127,568	
Total securities owned		556,328
Securities purchased under agreements to resell		2,104,705
Securities borrowed		24,778,845
Securities received as collateral		126,224
Receivable from brokers, dealers and clearing organizations		551,184
Receivable from customers		23,954
Receivable from non-customers		273,268
Due from affiliates		48,319
Secured demand notes		150,000
Exchange memberships, at cost (market value $2,030)		920
Furniture, fixtures, equipment and leasehold improvements, (net of accumulated depreciation of $134)		317
Other assets		47,320
Total assets		$ 28,698,599
Liabilities and member's equity		
Liabilities:		
Short-term bank loans		$ 201,338
Securities sold, not yet purchased, at fair value		13,544
Securities loaned		24,396,074
Obligation to return securities received as collateral		126,224
Payable to brokers, dealers and clearing organizations		219,788
Payable to customers		20,098
Payable to non-customers		2,509,790
Accounts payable, accrued expenses and other liabilities		175,992
Subordinated debt		640,000
Total liabilities		28,302,848
Member's equity		395,751
Total liabilities and member's equity		$ 28,698,599

See accompanying notes.

1. Organization

SG Americas Securities, LLC (the "Company") is a Delaware limited liability company, and wholly owned subsidiary of SG Americas Securities Holdings, Inc. ("SGASH"), a Delaware corporation, which is a wholly owned subsidiary of SG Americas, Inc. ("SGAI"). SGAI is a wholly-owned subsidiary of Société Générale ("SG"). SG is a large diversified financial institution based in Paris, France. SG engages in three core businesses: retail banking and financial services, asset management, private banking, and securities services, and corporate and investment banking.

The Company was formed on August 8, 2003 and commenced operations on April 26, 2004. SGAS is registered under the laws of the State of Delaware and is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the New York Stock Exchange ("NYSE"), the National Association of Securities Dealers ("NASD"), and other regional exchanges.

The Company was formed to accommodate a realignment of SG's broker dealer business in order to facilitate the functional business reporting lines along SG Group's international strategic endeavors. The Company provides a full range of investment banking services, including capital markets, securities, underwriting, mergers and acquisition, derivatives and program trading, as well as, clearing, settlement and custodial services, primarily for affiliated companies. The Company services clients in such sectors as Financial Institutions, Oil & Gas, Power & Utilities, Sports Advisory, Gaming & Lodging, Media & Telecom, Aerospace & Defense, as well as large U.S. multinational clients.

Prior to commencement of operations on April 26, 2004, SGASH contributed total capital of $325.75 million to the Company. SG provided the Company with subordinated debt in the amount of $490.0 million in cash subordination agreements and $150.0 million in secured demand note and collateral. SG Cowen & Co. LLC ("SGCC", an affiliate) transferred to the Company certain businesses related to the areas of equity derivatives, European equities and global program trading and debt finance, including its clearing, settlement, and custodial business and related assets and liabilities. The value of the net assets acquired was approximately $1.1 billion for which the Company paid cash.

1. Organization (continued)

The following is a summary of the net assets acquired by the Company upon commencement of operations (in thousands):

Assets	
Securities borrowed	$ 32,816,961
Securities received as collateral	268,585
Securities purchased under agreements to resell	168,060
Receivables from brokers, dealers and clearing organizations	603,205
Receivables from customers	69,635
Receivables from non-customers	119,569
Securities owned	1,690,292
Due from affiliates	49,217
Other assets	50,346
Total assets	35,835,870
Liabilities	
Short-term bank loans	1,118,780
Securities sold, not yet purchased, at fair value	4,168
Securities loaned	28,437,825
Obligation to return securities received as collateral	268,585
Payable to brokers, dealers and clearing organizations	477,708
Payable to customers	274,276
Payable to non-customers	3,998,453
Accounts payable, accrued expenses and other liabilities	113,750
Total liabilities	34,693,545
Total net assets transferred	$ 1,142,325

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Securities

Securities owned and securities sold, not yet purchased are stated at market value with related changes in unrealized appreciation or depreciation reflected in member's equity. Market value is generally based on published market prices or other relevant factors including dealer price quotations. Proprietary securities transactions and related brokerage and clearing expenses are recorded on a trade date basis.

Customers' securities transactions are recorded on a settlement date basis with commission income and the related expenses recorded on a trade date basis.

Investment Banking and Advisory Fees

Management fees and sales concessions related to underwriting transactions are recorded on the offering date. Underwriting fees are recorded at the time the underwriting is completed. Private placement revenue is recorded on the closing date of the placement. Merger and acquisition and financial advisory fee income is recorded when the services to be performed and /or the transactions are substantially completed and fees are determinable and collection is reasonably assured.

Secured Finance Transactions

Securities purchased under agreements to resell, generally collateralized by U.S. government and agency obligations, are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold plus accrued interest. Open repurchase and resale agreements are presented net in the accompanying statement of financial condition where net presentation is permitted in accordance with Financial Accounting Standards Board Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Resale Agreements*. There were no securities sold under agreements to repurchase at December 31, 2004. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

2. Summary of Significant Accounting Policies (continued)

Secured Finance Transactions (continued)

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on securities borrowed and loaned transactions, and is included in Receivable from brokers, dealers and clearing organizations and Payable to brokers, dealers and clearing organizations, respectively, on the Statement of Financial Condition.

Receivable From and Payable to Customers

Receivable from and payable to customers include amounts due on cash and margin transactions. For receivables, securities owned by customers are held as collateral. Such collateral is not reflected in the statement of financial condition.

Furniture, Fixtures, Equipment, and Leasehold Improvements

Depreciation on furniture, fixtures and equipment is provided on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease.

Foreign Currency

The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the close of business at the Statement of Financial Condition date.

Income Taxes

The Company is a single member limited liability company that has selected to be disregarded for federal, state and local income tax purposes. As such, for U.S. tax purposes the activities of the Company are reported as part of its Member's tax filings.

2. Summary of Significant Accounting Policies (continued)

Financial Statement Presentation

Receivables and payables (including those resulting from contractual commitments, secured finance transactions, derivative transactions, and cash collateral) are reported net by counterparty, provided a legally enforceable master netting agreement exists and the Company has both the intent and ability to settle net.

Member's equity reflects the Company's operating results for the period April 26, 2004 (commencement of operations) through December 31, 2004 (the "Period").

3. Transactions with Related Parties

Balances with affiliated companies at December 31, 2004 are included in the accompanying financial statements under the following captions (in thousands):

Assets	
Securities purchased under agreements to resell	$ 2,104,705
Securities borrowed	730,255
Securities received as collateral	65,393
Receivable from brokers, dealers and clearing organizations	2,312
Receivable from non-customers	273,268
Due from affiliates	48,319
Secured demand notes	150,000
Other assets	2,722
Liabilities	
Short-term bank loans	200,000
Securities loaned	17,590,467
Obligation to return securities received as collateral	65,393
Payable to brokers, dealers and clearing organizations	52,875
Payable to non-customers	2,509,790
Accounts payable, accrued expenses and other liabilities	20,686
Subordinated debt	640,000

Further information with respect to short-term bank loans and subordinated debt with affiliates is presented in Notes 9 and 10, respectively.

3. Transactions with Related Parties (continued)

The Company's excess cash are invested in securities purchased under agreements to resell arrangements ("reverse repos") with SG's New York branch. These reverse repos are collateralized by U.S. government and agency obligations and are monitored daily for credit exposure.

The Company provides securities clearing, settlement and custody services for various affiliates. Related balances are reflected as receivables from and payables to non-customers on the Statement of Financial Condition.

Pursuant to a service agreement with SGAI, the Company pays service fees that include, but are not limited to; office space, facilities administration and security, credit administration, risk management, human resources administration and insurance.

The Company pays SGCC service fees that include investment advisory fees and various administrative services costs related to the management of a portfolio of private equity investments which the Company oversees.

4. Pension Plan

The Company is a sponsor of the Société Générale Savings and Investment Retirement Plan (the "Plan"), a defined contribution plan. Employees are entitled to participate, based upon certain eligibility requirements as defined by the Plan. The Company's contributions are equal to a specified percentage of the participant's contributions as defined by the Plan.

The Company is also a co-sponsor of two pension plans, the Société Générale U.S. Operations Pension Plan and the SG Pension Plan (collectively the "Pension Plans"). These are noncontributory defined benefit pension plans covering eligible employees of the Company as defined by the Pension Plans, which are administered by SG.

5. Deferred Compensation

The Company has a deferred compensation liability of $52.8 million included in Accounts payable, accrued expenses and other liabilities on the Statement of Financial Condition. The Company sponsors a voluntary deferred compensation plan for eligible employees. Contributions are made on a tax deferred basis. Employee deferrals are charged to expense in the year of the award. Participants are allowed to invest in alternative investment funds and the value of the deferred compensation liability may fluctuate based on the change in value of the indexed funds. Increases or decreases in deferred compensation liabilities are reflected in member's equity.

5. Deferred Compensation (continued)

The Company requires selected employees to defer a portion of their performance related compensation. Participants are allowed to invest in alternative investment vehicles, which vest over three years. Similar to the voluntary deferred compensation plans, the value of the vested deferred amounts may change in value based on the performance of the indexed funds. Expenses related to this plan are generally recognized ratably over the vesting period. The Company has recorded a liability of $11.4 million included in Accounts payable, accrued expenses and other liabilities on the Statement of Financial Condition, which represents the amount vested through December 31, 2004. This balance includes related employee liabilities assumed from SGCC on April 26, 2004.

The Company's employees participate in SG's various stock incentive plans. The Company accounts for SG's stock based compensation plans in accordance with the intrinsic value method prescribed under APB Opinion 25, "Accounting for Stock Issued to Employees". For the period ended December 31, 2004 there was no allocable expenses.

6. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at fair value, consist of the following (in thousands):

	Owned	Sold, Not Yet Purchased
Equity securities	$ 289,840	$ 9,425
Corporate debt securities	5,000	7
Commercial paper	257,748	-
Options and other	3,740	4,112
	$ 556,328	$ 13,544

Securities owned, pledged to creditors represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others.

7. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations include at December 31, 2004 consist of the following (in thousands):

	Receivable	Payable
Securities failed-to-deliver/receive	$ 16,852	$ 127,995
Clearing organizations	310,718	29,906
Fees and commissions	54,056	61,887
Net unsettled trades	169,558	-
	$ 551,184	$ 219,788

Securities failed to deliver and receive represent the contract value of securities, which have not been delivered or received by the Company on settlement date.

Receivable from clearing organizations primarily represents deposits that enable the Company to participate in the respective clearing organization's clearing activities. Payable to clearing organizations primarily represents amounts due pursuant to overnight securities lending arrangements with a clearing organization.

8. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is the greater of 2% of aggregate debit balances arising from customer transactions or $1.5 million. The Company is not permitted to pay dividends or repay subordinated debt if the ratio of net capital to aggregate debit items after such payments or repayments would be less than 5%.

At December 31, 2004, the Company had net capital of $804.2 million, which was $802.7 million in excess of the net capital requirement of $1.5 million.

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission ("SEC"), the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2004, the Company had a customer reserve requirement of $9.4 million. At December 31, 2004, the Company had $36.2 million segregated on deposit for the exclusive benefit of customers.

8. Regulatory Requirements (continued)

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB") calculation, as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2004, the Company had no PAIB reserve requirement.

9. Short-term Bank Loans

At December 31, 2004 the Company has unsecured borrowings totaling $200 million that are payable to an affiliated. These unsecured borrowings generally mature within 90 days and pay interest at a rate of 2.05%.

10. Subordinated Debt

Subordinated debt funding is provided by affiliated companies. Subordinated debt is subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitutes part of the Company's net capital under the Uniform Net Capital Rule, as defined. Subordinated debt may be repaid only if, after giving effect to such repayment, the Company meets the net capital requirements of the SEC.

At December 31, 2004 subordinated debt totaled $640 million and consisted of cash subordinated agreements of $270 million with an interest rate of three month Libor + 70 bps, $220 million with an interest rate of three month Libor + 50 bps, and secured demand notes of $150 million, with an interest rate of .125%. All of the aforementioned mature in June 2007. The fair value of the subordinated debt approximates carrying value as of December 31, 2004.

11. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments

In the ordinary course of business, the Company enters into contractual commitments with off-balance-sheet risk in order to meet its financing and hedging needs and, on a riskless principal basis, for that of its customers. These commitments entail varying degrees of risk including market risk, which may be in excess of amounts recognized in the financial statements. Based upon the credit quality of counterparties, collateral values and past loss experience, management of the Company believes the consummation of these commitments will have no material adverse effect on the Company's financial position.

11. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments (continued)

As a full-service broker and dealer, the Company is engaged in various securities underwriting, trading and brokerage activities servicing a diverse group of domestic and foreign corporations, and institutional investors. A substantial portion of the Company's transactions are collateralized and are executed with and on behalf of affiliates, institutional investors including other brokers or dealers, commercial banks, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the client's ability to satisfy its obligations to the Company. The Company's principal activities are also subject to the risk of counterparty nonperformance.

Financial futures and options are held primarily for economic hedging purposes. As a writer of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instrument underlying the option. As a result of writing option contracts, the Company is obligated to purchase or sell at the holder's option, the underlying financial instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Risk arises from the potential inability of counterparties to meet the terms of their contracts, as well as from movements in securities values, currency exchange rates, and interest rates. Counterparties to the Company's financing activities are primarily financial institutions, including banks, brokers and dealers. Credit losses could arise should counterparties fail to perform and the value of any collateral prove inadequate.

The following summarizes the fair value of the Company's positions in derivative financial instruments at December 31, 2004 (in thousands):

	December 31, 2004 Fair Value	
	Assets	**Liabilities**
Futures purchased/sold	$ 1,325	$ 8,712
Options purchased/sold	3,740	4,112
	$ 5,065	$ 12,824

The Company has margin requirements for futures with an affiliate, Fimat USA, Inc. of $12.9 million at December 31, 2004 that are satisfied by a pledge of U.S. Treasury securities subject to resale agreements of $22.1 million.

11. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments (continued)

The fair value of futures contracts are reported net and included in Receivable from brokers, dealers and clearing organizations on the Statement of Financial Condition.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Statement of Financial Condition.

Secured financing transactions, including securities purchased under agreements to resell, securities borrowed and securities loaned are generally collateralized by cash or securities. The Company attempts to minimize credit risk associated with these activities by monitoring client credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

In the normal course of business, the Company obtains securities under resale, securities borrow and custody agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2004, the Company obtained securities with a fair value of approximately $27 billion on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under both proprietary and customer short sales.

In accordance with Financial Accounting Standards Board released SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the amounts received and a corresponding obligation to return them. At December 31, 2004, these amounts totaled $126.2 million and are reflected as Securities received as collateral and Obligation to return securities received as collateral on the Statement of Financial Condition.

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance-sheet risk, are either valued at market or estimated fair value, or because of their short-term nature, approximate fair value. Fair values for these financial instruments are based on quoted market prices, quoted prices for similar financial instruments or pricing models based on discounted anticipated cash flows.

12. Commitments and Contingent Liabilities

In the normal course of business, the Company may be named as a defendant in lawsuits, arbitration and administrative claims. At December 31, 2004, the Company was subject to regulatory investigations. Although there can be no assurances as to the ultimate outcome, the Company has established reserves that it believes are adequate at this time. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial position. The Company generally believes it has meritorious defenses and intends to defend itself vigorously against all claims. Following are summaries of the Company's pending regulatory matters.

The Securities and Exchange Commission ("SEC") is conducting an investigation arising out of the proprietary trading activities of Guillaume Pollet, a former proprietary trader in the former equity derivatives division of SG Cowen (which is now part of the Company) who was terminated by the firm following an internal investigation in 2001. The trading activity at issue involved private placements in public equity. The Company has received and responded to a Wells Notice, and is currently in negotiations with the SEC. The Company has established reserves for this matter.

The NASD is conducting an investigation of compliance by SG Cowen's former high yield trading desk (which is now part of the Company) with NASD Conduct Rule 2440, which is a guideline prohibiting excessive commissions, in connection with certain high-yield bond trades. The investigation is continuing, and it is unclear when or how it will be resolved. The Company has established reserves for this matter.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Required for Guarantees, Including Indirect Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted, however the potential for the Company to be required to make payments under such guarantees is deemed remote.